UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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     SEC FILE NUMBER
        0-14096
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                                   FORM 12b-25
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      CUSIP NUMBER
       345458 30 1
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                           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ] Form N-SAR

               For Period Ended: September 30, 2001

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

FORELAND CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

2561 SOUTH 1560 WEST SUITE 200
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Address of Principal Executive Office (Street and Number)

WOODS CROSS, UTAH  84087
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company does not have the financial or administrative resources to complete the reports

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            James R. Kruse                          801           531-7090
         -----------------------------------    -----------   -----------------
                (Name)                          (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [ ] Yes [X] No

         Quarterly reports on Form 10-QSB for the quarter ended September 30, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the nine months ended September 30, 2000, the Company had net income, estimated at approximately $3,000,000, resulting almost entirely from a $4,469,000 gain on foreclosure of assets and liabilities. The Company has not completed quarterly financial statements as of September 30, 2000, and for the nine months then ended. The Company expects that it will report a loss applicable to common stock of approximately $200,000 to $250,000 during the nine months ended September 30, 2001.


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                              FORELAND CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 2001                                 By /s/ Bruce C. Decker
                                                      --------------------------
                                                      Bruce C. Decker, President

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